

Mail Stop 3720

January 14, 2016

Marc Angell
Chief Executive Officer
Music of Your Life, Inc.
3225 McLeod Drive, Suite 100
Las Vegas, Nevada 89121

> **Re: Music of Your Life, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 6, 2016**
> **File No. 333-208888**

Dear Mr. Angell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure that Kodiak is considered an underwriter. However, there is still disclosure throughout the document that the selling shareholder may be deemed to be an underwriter." Please revise your registration statement to remove the "may be deemed" language so disclosure is consistent through the document.

<u>Plan of Distribution, page 14</u>

2.   The disclosure in the first three paragraphs of page 15 appears to be inconsistent with our equity line accommodation. A registration statement for an equity line as an "indirect primary offering" may not cover sales by transferees of the selling security holder. Please revise your disclosure accordingly.

3.   Additionally, we note the disclosure that Kodiak may pledge or grant a security interest in some or all of the shares owned by it. Please confirm that any shares pledged or granted by Kodiak would be owned at the time of the pledge and not subject to a later put by the company.

<u>Item. 16. Exhibits and Financial Statement Schedules, page 63</u>

4.   Please file all exhibits identified in your exhibit table.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Celeste Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

       Sincerely,

       /s/ Kathleen Krebs, for

       Larry Spirgel
       Assistant Director
       AD Office 11 – Telecommunications

cc: John D. Thomas, Esq.
        John D. Thomas, P.C.